Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2009	2010	2011	2012	2013	Nine months ended September 30, 2014
Earnings:
Income (loss) from continuing operations before taxes	$35.5	$73.8	$52.5	$100.6	$77.0	$5.5
Deduct: Equity earnings net of dividends	(0.8)	0.0	0.2	0.8	0.8	(0.9)
Deduct: Pre-tax income of noncontrolling interests	3.4	0.5	0.9	2.0	0.0	0.0
Add: Fixed charges	72.1	40.3	40.8	41.6	39.4	35.2

Earnings as defined	$104.5	$113.6	$92.2	$139.4	$115.6	$41.6

Fixed charges:
Interest expensed	$58.7	$27.1	$27.2	$27.9	$26.8	$25.3
Other	0.5	0.0	0.0	0.0	0.4	1.3

Rents	41.5	42.5	43.8	44.3	39.4	27.8
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	12.9	13.2	13.6	13.7	12.2	8.6

Total fixed charges	$72.1	$40.3	$40.8	$41.6	$39.4	$35.2

Ratio of earnings to fixed charges	1.45	2.82	2.26	3.35	2.93	1.18